December 30, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn:	Joseph Ambrogi
Pamela Long

Re:	TKB Critical Technologies 1
Preliminary Proxy Statement on Schedule 14A
Filed December 12, 2022
File No. 001-40959

Dear Mr. Ambrogi and Ms. Long:

On behalf of our client, TKB Critical Technologies 1, a Cayman Islands exempted company (the “Company”), we are submitting supplementally to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) responses to the Staff’s comments conveyed orally on December 28, 2022 and contained in the Staff’s letter dated December 28, 2022 (collectively, the “Comments”), with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on December 12, 2022 (the “Proxy Statement”). We are also submitting supplementally in Annex A to this letter proposed marked copies of the pages of the Proxy Statement reflecting revised disclosures responsive to the Comments.

For ease of reference, each of the Staff’s Comments is printed below in bold and is followed by the Company’s response. All page number references in the responses set forth below refer to page numbers in the Proxy Statement. Capitalized terms used but not defined herein have the meanings set forth in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed December 12, 2022

General

1.

We note that the Company is seeking stockholder approval to extend the date by which the Company must consummate a business combination to a date to be determined. We further note your factor entitled “If we are deemed to be an investment company…” beginning on page 34 which states that the Company “may determine, in our discretion, to liquidate the securities held in the Trust Account prior to the 18-month anniversary if we have not entered into an agreement with a target company for a Business Combination prior to that time, or may determine in our discretion to otherwise due so prior to the 24-month anniversary, and instead hold all funds in the Trust Account in cash or an interest-bearing bank deposit account...” Please clarify your intention to liquidate the U.S. government treasury obligations or money market funds held in the trust account and thereafter to hold all funds in the trust account in cash or disclose the heightened risk that that the Company may be deemed an unregistered investment company if it continues to invest the amounts held in the trust account in U.S. government treasury obligations or money market funds.

We also note your disclosure in such risk factor that there is uncertainty concerning the applicability of the Investment Company Act to a SPAC “because the SPAC Rule Proposals have not yet been adopted” and similar disclosure in the risk factor entitled “The SEC has recently proposed rules to regulate special purpose acquisition companies…” Please revise your disclosure to remove statements that the risk that the Company may be deemed to be operating in the future or to have been operating as an unregistered investment company arises from the SPAC Rule Proposals.

Response: In response to the Staff’s comment, as Annex A to this letter, the Company is providing disclosure proposed to be included on pages 33-34 of the Proxy Statement.

2.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s Sponsor, TKB Sponsor I, LLC, is not a non-U.S. person, is not controlled by a non-U.S. person, and has no substantial ties with a non-U.S. person. The Sponsor is a Delaware limited liability company with three managing members, each of whom are U.S. citizens. One of the Sponsor’s managing members, Philippe Tartavull, is a dual U.S. and French citizen, resident in the U.S. Additionally, one of the Sponsor’s minority members holding approximately 1% of the Sponsor equity is a non-US citizen. By virtue of these relationships, the Sponsor is not controlled by and does not have substantial ties with a non-U.S. person.

* * *

United States Securities and Exchange Commission

December 30, 2022

Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Greg Klein, TKB Critical Technologies 1

United States Securities and Exchange Commission

December 30, 2022

Annex A

Proposed Risk Factor Disclosures

Risk Factors, page 33-34

The SEC has recently issued proposed rules to regulate special purpose acquisition companies. Certain of the procedures that we, a potential Business Combination target, or others may determine to undertake in connection with such proposals may increase our costs and the time needed to complete an initial Business Combination and may constrain the circumstances under which we could complete a Business Combination. ~~The need for compliance with the SPAC Rule Proposals (as defined below) may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose.~~

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating, among other items, to disclosures in SEC filings in connection with Business Combination transactions between special purpose acquisition companies (“SPACs”) such as us and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with proposed Business Combination transactions; the potential liability of certain participants in proposed Business Combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. The SPAC Rule Proposals have not yet been adopted and may be adopted in the proposed form or in a different form that could impose additional regulatory requirements on SPACs.

Certain of the procedures that we, a potential initial Business Combination target, or others may determine to undertake in connection with the SPAC Rule Proposals, or pursuant to the SEC’s views expressed in the SPAC Rule Proposals, may increase the costs and time of negotiating and completing a Business Combination, and may make it more difficult to complete an initial Business Combination. ~~The need for compliance with the SPAC Rule Proposals may cause us to liquidate the funds in the Trust Account or liquidate the Company at an earlier time than we might otherwise choose.~~

If we are deemed to be an investment company for purposes of the Investment Company Act, we would be required to institute burdensome compliance requirements and our activities would be severely restricted and, as a result, we may abandon our efforts to consummate a Business Combination and liquidate the Company. To mitigate the risk of that result, we intend to liquidate the securities held in the Trust Account prior to the 24-month anniversary of the IPO Registration Statement and instead hold all funds in the Trust Account in cash or an interest-bearing bank deposit account, which may earn less interest than we otherwise would have if the Trust Account had remained invested in U.S. government securities or money market funds.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which SPACs such as the Company could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a SPAC satisfies certain criteria, including a limited time period to announce and complete a Business Combination. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a Business Combination no later than 18 months after the effective date of its registration statement for its initial public offering (the “IPO Registration Statement”). The company would then be required to complete a Business Combination no later than 24 months after the effective date of the IPO Registration Statement.

~~Because the SPAC Rule Proposals have not yet been adopted, t~~There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC.~~, including a company like ours, where it has been less than 18 months since the effective date of its IPO Registration Statement.~~ While the funds in the Trust Account have, since the Company’s IPO, been held only in U.S. government securities within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or money market funds meeting certain conditions of Rule 2a-7 of the Investment Company Act, it is possible that a claim could be made that we have been operating as an unregistered investment company, including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act. ~~We do not believe that our principal activities will subject us to regulation as an investment company under the Investment Company Act. However, i~~ If we are deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, our activities would be severely restricted and we might be forced to abandon our efforts to complete an initial business combination and instead be required to liquidate the Company. If we are required to liquidate the Company, our shareholders would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our shares and warrants following such a transaction, and our warrants would expire worthless. In addition, we would be subject to additional burdensome regulatory requirements and expenses for which we have not allotted funds.

~~As a result, if we believe we may be deemed to be an are~~ To mitigate the risk of being deemed an investment company under the Investment Company Act, we intend ~~may determine, in our discretion,~~ to liquidate the securities held in the Trust Account prior to the ~~18-month anniversary if we have not entered into an agreement with a target company for a Business Combination prior to that time, or may determine in our discretion to otherwise due so prior to the~~ 24-month anniversary of the IPO Registration Statement, and instead hold all funds in the Trust Account in cash or an interest-bearing bank deposit account, which may earn less interest than we otherwise would have if the Trust Account had remained invested in U.S. government securities or money market funds. This may mean that the amount of funds available for redemption would not increase, or would only minimally increase, thereby reducing the dollar amount our Public Shareholders would receive upon any redemption or liquidation of the Company. Alternatively, if we believe we may be deemed to be ~~an are deemed~~ an investment company under the Investment Company Act, ~~we may determine~~ we may abandon our efforts to consummate a Business Combination and instead liquidate the Company.

In addition, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, we may be deemed to be an investment company. The longer that the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, there is a greater risk that we may be considered an unregistered investment company, in which case we may be required to liquidate. For so long as the funds in the Trust Account are held in short-term U.S. government securities or in money market funds invested exclusively in such securities, the risk that we may be considered an unregistered investment company and required to liquidate is greater than that of a special purpose acquisition company that has elected to liquidate such investments and to hold all funds in its Trust Account in cash (i.e., in one or more bank accounts). Accordingly, we may determine, in our discretion, to liquidate the securities held in the Trust Account at any time, even prior to the 24-month anniversary of the effective date of the IPO Registration Statement, and instead hold all funds in the Trust Account in cash, which would further reduce the dollar amount our public shareholders would receive upon any redemption or our liquidation.